Exhibit 12.1

Ratio of Earnings to Fixed Charges

(dollars in millions)

	Years Ended December 31,					Three Months Ended March 31, 2016
	2011	2012	2013	2014	2015
Income before income taxes	$763.6	$919.2	$635.3	$1,008.5	$744.8	$107.6
Less:
Undistributed income of investees accounted for under the equity method	3.1	3.3	4.3	3.0	7.0	1.8

Adjusted earnings before fixed charges	760.5	915.9	631.0	1,005.5	737.8	105.8
Add fixed charges:
Interest expense	115.0	117.5	134.8	108.1	165.5	39.1
Interest credited on reinsurance contracts	316.4	379.9	476.5	451.0	337.0	87.9
One-third of rentals	6.3	6.5	6.2	6.4	4.0	1.0

Total fixed charges	437.7	503.9	617.5	565.5	506.5	128.0

Total earnings plus fixed charges	$1,198.2	$1,419.8	$1,248.5	$1,571.0	$1,244.3	$233.8

Ratio of earnings to fixed charges	2.7	2.8	2.0	2.8	2.5	1.8

Total fixed charges	$437.7	$503.9	$617.5	$565.5	$506.5	$128.0
Less interest credited on reinsurance contracts	316.4	379.9	476.5	451.0	337.0	87.9

Total fixed charges excluding interest credited(1)	121.3	124.0	141.0	114.5	169.5	40.1

Total earnings plus fixed charges excluding interest credited under reinsurance contracts(1)	$881.8	$1,039.9	$772.0	$1,120.0	$907.3	$145.9

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts(1)	7.3	8.4	5.5	9.8	5.4	3.6

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to its products.